UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Termination of Material Definitive Agreement

On January 31, 2020, Naked Brand Group Limited (the “Company”), on the one hand, and Heidi Klum and Heidi Klum Company, LLC, on the other hand, entered into a termination agreement (the “Termination Agreement”), which provides for the termination of the license agreement between the parties, dated September 25, 2014 (the “License Agreement”).

Pursuant to the License Agreement, Heidi Klum Company, LLC had granted the Company a license for the design, manufacture and sale of Heidi Klum branded intimate apparel and swimwear. The initial term of the License Agreement had been scheduled to expire in December 2021 and would have been renewable for additional periods of five years at the Company’s discretion.

The Termination Agreement provides that the Company may continue selling existing Heidi Klum branded products, as well as Heidi Klum branded products manufactured on or prior to June 30, 2020 under existing contracts. The right to continue selling such products will continue until six months after the date of the Termination Agreement in the Northern Hemisphere and until 12 months after the date of the Termination Agreement in the Southern Hemisphere. The Company will pay a termination fee to Heidi Klum Company, LLC in lieu of further royalties, payable in installments through December 30, 2020. The Company will continue to own the product designs developed by it and all product designs used by it pursuant to the License Agreement.

The Company’s brands now include its flagship Bendon brand, as well as Bendon Man, Davenport, Fayreform, Hickory, Lovable and Pleasure State. The Company sells these brands at 60 Bendon stores in Australia and New Zealand and online at www.bendonlingerie.com, as well as across multiple wholesale customers and distributors globally. The Company’s brands also include the licensed Frederick’s of Hollywood brand. Through a wholly owned subsidiary, the Company has the exclusive global online license for the Frederick’s of Hollywood brand, under which the Company sells Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products. The Company sells its Frederick’s of Hollywood products online at www.bendonlingerie.com and www.fredericks.com.

In addition to its limited right to continue to sell Heidi Klum branded products as described above, the Company also may sell off any inventory bearing the Naked brand that is in existence as of the closing of the previously announced sale of that brand to Gogogo SRL, which occurred on January 31, 2020. For more information on the sale of the Naked brand, please refer to the Company’s Report of Foreign Private Issuer on Form 6-K filed on January 21, 2020.

The information contained in this Form 6-K, other than information under “Other Events” above and other than Exhibit 99.1 hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757, 333-232229 and 333-235801) and the prospectuses included therein.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 4, 2020
NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman

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